Mail Stop 3561

October 3, 2005

Via US Mail and Facsimile

Mr. James D. Brown
Chief Financial Officer
NutriSystem, Inc.
200 Welsh Road
Horsham, PA 19044

      Re: NutriSystem, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2004
              Forms 10-Q for the Fiscal Quarters Ended March 31, 2005 and
              June 30, 2005
              File No. 000-28551

Dear Mr. Brown:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Branch Chief